Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated June 2, 2020 (the “Prospectus”) issued by NetEase, Inc.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

We refer to the Prospectus and the allotment results announcement dated June 10, 2020. The Joint Global Coordinators, for themselves and on behalf of the International Underwriters, on June 15, 2020, have fully exercised the Over-allotment Option, in respect of an aggregate of 25,722,000 Shares (the “Over-allotment Shares”), representing not more than 15% of the total number of Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between J.P. Morgan Securities plc and Shining Globe International Limited, J.P. Morgan Securities plc has borrowed 25,722,000 Shares from Shining Globe International Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return in full to Shining Globe International Limited of the 25,722,000 borrowed Shares.

We will allot and issue the Over-allotment Shares at HK$123.00 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and permission to deal in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on June 22, 2020.

Our Total Number of Issued Shares upon the Full Exercise of the Over-Allotment Option

Our total number of issued Shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued Shares remains unchanged since the Latest Practicable Date, except for the Shares issued following the completion of the Global Offering) is 3,429,395,456 Shares and 3,455,117,456 Shares, respectively.

Use of Proceeds

We will receive additional net proceeds of approximately HK$3,155.2 million for the issue of the Over-allotment Shares, after deducting commissions and other offering expenses payable by us in relation to the exercise of the Over-allotment Option (excluding certain offering related expenses to be reimbursed by the underwriters). We intend to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

We will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, June 16, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.